FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Third Quarter 2011 — results analysts’ presentation

27 October 2011

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macroeconomic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda Group highlights 9M’11 Results 9M’11: business Conclusions Appendix

Basic ideas Worsening of macroeconomic scenario in Drop in expections Sovereign debt crisis Volatility in markets and currencies Stressed wholesale funding Grupo Santander Management drivers Q3’2011: 1 Solid basic revenues generation as the driver of profit Lower market revenues and larger provisions at this moment in the cycle 2 Good liquidity and capital position Solid balance sheet structure Deleveraging of mature economies Complying with the new capital requirements 3 The balance sheet will be strengthened by the allocation of capital gains in the fourth quarter Expected capital gains (EUR 1,500 million) will be used to strengthen the balance sheet

The Group maintains its capacity to generate profits in a very complex scenario. In Q3 impact from markets and larger provisions Quarterly attributable profit. Group Attributable profit. Group EPS of EUR 0.2030 in Q3’11 and 0.5981* in 9M’11 (*) Impact from PPI provision (EUR 620 mill. net of tax). Before this provision, EPS for 9M’11: EUR 0.6680

1 Basic revenues 1 Solid basic revenues as the driver of profits Basic revenues: Basic revenues. Group + EUR 1,745 mill.; +6% EUR million 1.- Basic revenues: Net interest income + fees + insurance fee income

1 Total revenues Different evolution of revenues versus our competitors Gross income vs Peers Gross income. Group Var. 2011/2010* (*) Latest available information from each entity. characteristics and /or degree of direct competition are the reference ones to surpass: Banco Itaú, BBVA, BNP Paribas, Credit Suisse, HSBC, ING Group, Intesa Sanpaolo, JP Morgan, Mitsubishi, Nordea, Royal Bank of Canada, Societe Generale, Standard Chartered, UBS, Unicredito and Wells Fargo.

1 Expenses Differentiated management by units and businesses Expenses. Group Expenses: + EUR 1,227 mill.; +9% Investments to capture growth in emerging countries Develop franchises and businesses in mature ones (Germany, UK, USA, GBM) Reduce retail units in Spain and Portugal (-1% / -2%)

1 Efficiency Revenues and expenses evolution enable us to make investments and continue as the “best in class” among our peers Efficiency ratio 1 vs Peers (%) Efficiency ratio vs Peers (%) (*) Latest available information from each entity. characteristics and /or degree of direct competition are the reference ones to surpass: Banco Itaú, BBVA, BNP Paribas, Credit Suisse, HSBC, ING Group, Intesa Sanpaolo, JP Morgan, Mitsubishi, Nordea, Royal Bank of Canada, Societe Generale, Standard Chartered, UBS, Unicredito and Wells Fargo.

1 Loan-loss provisions LLPs still high at the current Net loan-loss provisions 1 Specific provisions _____ .... with performance impacted by (1) Including country-risk

1 Credit quality The Group’s NPLs continue sliding upwards, because of Spain. Downward trend in SCF, Sovereign and LatAm Ex-Brazil Group’s Total Continental Europe United Kingdom and USA Latin America (*) On a like-for-like basis, deducting the acquired GE portfolio in Mexico. Including it: 3.08% in June 2011 and 2.91% in September 2011.

1 Credit quality The Group’s coverage ratio is 66%. Stable in the last quarter in most units Group’s Total Continental Europe United Kingdom and USA Latin America (*) On a like-for-like basis, deducting the acquired GE portfolio in Mexico. Including it: 110% in June 2011 and 108% in September 2011.

1 Loan-loss provisions Santander is not taking advantage yet of the normalisation of the cost of credit as done by its peers Net provisions / loans Net provisions / loans vs. peers (%) (*) According to the latest available information from their size, characteristics and /or degree of direct competition are the reference one to surpass: Banco Itaú, BBVA, BNP Paribas, Credit Suisse, HSBC, ING Group, Intesa Sanpaolo, JP Morgan, Mitsubishi, Nordea, Royal Bank of Canada, Societe Generale, Standard Chartered, UBS, Unicredito and Wells Fargo.

1 Grupo Santander Results Larger growth of net operating income after provisions, thanks to higher basic revenues and EUR Mill. 9M’11 Amount % and perimeter Net interest income 22,853 +957 +4.4 +2.8 Fees 8,017 +728 +10.0 +7.2 Trading gains and other 12,384 +133 +5.9 +3.5 Gross income 33,254 +1,818 +5.8 +3.9 Operating expenses -14,725 -1,227 +9.1 +6.3 Net operating income 18,529 +591 +3.3 +2.0 Loan-loss provisions -7,777 +78 -1.0 -1.8 Net op. income after provisions 10,752 +668 +6.6 +5.0 (1) Including dividends, equity accounted income and other operating results

1 Grupo Santander Results ... not feeding through to profits and higher taxes Var. / 9M’10 % excl. forex EUR Mill. 9M’11 Amount % and perimeter Net interest income 22,853 +957 +4.4 +2.8 Fees 8,017 +728 +10.0 +7.2 Trading gains and other 12,384 +133 +5.9 +3.5 Gross income 33,254 +1,818 +5.8 +3.9 Operating expenses -14,725 -1,227 +9.1 +6.3 Net operating income 18,529 +591 +3.3 +2.0 Loan-loss provisions -7,777 +78 -1.0 -1.8 Net op. income after provisions 10,752 +668 +6.6 +5.0 Other results and provisions 2 -2,474 -1,256 n.m. n.m. PPI 2 provision Profit before tax 8,278 -588 -6.6 -8.6 Tax and minority interests -2,975 -189 +6.8 +5.2 Higher taxes Attributable profit 5,303 -777 -12.8 -14.9 (1) Including dividends, equity accounted income, and other operating results (2) Including provision for UK (EUR 842 mill. before tax)PPI in Q2’11

2 Liquidity Solid and sustained liquidity position, favoured by deleveraging of mature markets Group’s liquidity ratios Q3’11 Capacity to issue in the M/L term in a strongly stressed market 9M’11 = 117% 36 2011 maturities 31 Moreover, 20 bn in market 9M’11 issues Maturities securitisations Reduced recourse to wholesale funding in the short term (only 2% of Group’s balance sheet): Short term in US market (parent bank): < 1 bn High discounting capacity at Approx. 100 bn Central Banks

2 Solvency ratio Capital ratios adequate to a diversified balance sheet and with a low risk profile _____ .... Core capital (%) and high organic capital generation Note: Dec’07

2 Preliminary estimate of the impact on Santander from the new EBA criteria ... which would In a simulation exercise with the recapitalisation after the hypothesis: core Tier I of 7.9% at generation (*) Including convertible capital instruments

2 Santander Projections We estimate that under the new criteria, we can reach a core Tier I of 9.2% by June 2012 via internal generation of capital and optimisation of RWA

3 Capital gains and their application Estimates at year-end 2011 Will be used at the end of the year to strengthen the balance sheet (1) Expected to be recorded in the fourth quarter

Agenda Group highlights Results 9M’11: Conclusions Appendix

Profit distribution by geographic area Results are underpinned by the managing the different growth stages in each market (1) Over recurring operating areas 9M’11

Continental Europe (excl. BZ WBK) 9M’11 Networks and wholesale business impacted by macroeconomic environment and market’s evolution. SCF growing strongly

Santander Branch Network 9M’11 Improved underlying business backed by higher spreads and gross income and lower costs. Larger loan-loss provisions because of depletion of generic ones

Banesto 9M’11 Banesto’s trends are similar to those of the Santander Branch Network

Spain. Customer lending and NPLs

Loans with real estate purposes and foreclosed assets

Portugal 9M’11 Managing-out” scenarioa “bail

Santander Consumer Finance Sharp profit increase, fuelled by the main units and excellent credit management

Poland (BZ WBK) Data in local criteria. Constant EUR million Loans and deposits growth since its Results* show sharp growth incorporation to the Group over 2010 (*) 2010 proforma information.

United Kingdom 9M’11 Results affected by sluggish activity environment, regulatory impacts and PPI 1 provision Attributable profit 1: £1,198 mill. (EUR 1,377 mill.) Activity (1) In Q2’11 before provision of sterling 538 million (net of tax) for possible claims related to payment protection insurance (PPI). (2) Loans to SMEs: +27% (3) Not including GBM balances and other deposits for sterling 11 billion as of September 2011.

Brazil 9M’11 Solid increase in basic revenues accelerated net operating income. In profit, impact from larger provisions, higher tax rate and minority interests Activity 1 Basic revenues Attributable profit: US$2,773 mill. (EUR 1,973 mill.) Net operating income / Provisions (1) Local currency (*) On a like-for-like comparison

Latin America Ex-Brazil 9M’11 Profit increase spurred by retail banking: faster growing basic revenues and lower cost of credit. Negative impact from trading gains in Q3’11 Activity 1 Basic revenues (1) Constant currency (2) Excluding minority interest: Mexico +25%; Total area: +6% (3) Including Peru, New York and International Private Banking

Mexico 9M’11 Profit fuelled by strong basic revenues and lower provisions needs. Moreover, positive impact from minority interests Activity 1 Basic revenues Attributable profit: US$1,028 mill. Net operating income / provisions (EUR 731 million ) (1) Local currency (2) Excluding perimeter: +24%

Chile 9M’11 Activity continued to grow strongly, in UF portfolio due to low inflation and one-time charge in provisions Activity 1 Basic revenues Attributable profit: US$655 mill. Net operating income / provisions (EUR 466 million ) (1) Local currency

Sovereign 9M’11 Consolidating the franchise’s activity and enhanced credit quality Attributable profit: US$554 mill. (EUR 394 mill.) Activity and profitability 1 (1) Local currency Note: Loans data (excl. securitisations) and deposits under US GAAP

Corporate Activities Larger trading gains (fx hedging) offset the negative impact from funding cost and lower tax returns Attributable profit (Change 9M’11 vs. 9M’10) EUR mill. Main effects: Net interest income -308 Trading gains +596 Other results and tax -199 Total impact on profit: +89

Agenda Group highlights Results 9M’11: Conclusions Appendix

Conclusions (I) RESULTS: high generation underpinned by the top part of the P&L In the quarter solid profit for the Group amid a complex scenario improved underlying results (net operating income after In the provisions +7%) year-to-date due to sustained growth and increased revenues larger provisions (PPI) and tax pressure tarnish profits retail units in Europe and the UK more impacted by environment By unit SCF, Poland and Sovereign kept up sharp profit growth Latin American units maintain very solid underlying results, underpinned by the top part of the income statement

Conclusions (II) BALANCE SHEET STRENGTH: Solid liquidity and capital position capacity to issue in the M/L term + deposit capturing low recourse to short term + discounting capacity in central Liquidity banks deleveraging in mature markets high quality balance sheet Capital continuous capacity of free capital generation complying with the new capital requirements at year-end, the announced capital gains will be used to Capital gains further strengthened the balance sheet Basic trends in profits and balance sheet in line with those announced at Investor Day for the coming quarters

Agenda Group highlights Results 9M’11: Conclusions Appendix

Group Balance Sheet

Main trends of the Group’s Retail balance sheet, appropriate for the business nature of low risk, liquid and well capitalised Balance sheet at September 2011 1 Lending: 59% of balance sheet 2 Cash, Central Banks and credit institutions: 14% 3 Derivatives (with counterpart on the liabilities side): 9% of balance sheet 4 Available for sale portfolio (AFS): 5% 5 Trading portfolio: 5% 6 Other (goodwill, fixed assets, accruals): 8% (*) Other assets: Goodwill EUR 26 bn , tangible and intangible assets 17 bn , other capital instruments at fair value 8 bn, accruals and other accounts 51 bn

Secondary segments results

Retail Banking High one-digit growth in net operating income after provisions fuelled by recovered basic revenues and lower provisions Activity Basic revenues Attributable profit: EUR 5,330 mill. Net operating income / provisions (1) After PPI provision. Before it: +3%.

Global Wholesale Banking (GBM) Customer revenues resilient to the environment. Impact on revenues from markets and on costs from investments Gross income Gross income (1) Including Global Transaction Banking and Credit

Asset Management and Insurance High contribution to the Group via revenues and profits: 10% of the operating areas total revenues (+15% Total revenues. Group Basic revenues

Main units spreads and NPL ratios

Continental Europe. Main units spreads (%) SAN Branch Network Banesto Retail Banking Santander Consumer Lending Portugal Retail Banking

Continental Europe. NPLs and coverage ratios Banco Santander (*) Banesto Santander Consumer Portugal (*) Santander Branch Network NPL ratio was 7.70% and coverage 41% as of September 2011

United Kingdom. Spreads and NPL ratios (%) Spreads Retail Banking NPL and coverage

Spreads main countries Latin America (%) Retail Banking Brazil Retail Banking Mexico Retail Banking Chile

Latin America. NPLs and coverage ratios Brazil Mexico Chile (*) On a like-for-like basis, excluding the acquired GE portfolio. Including it, NPL ratio: June 2.45%, September 1.78%. Coverage ratio: June 165%, September 176%

Sovereign. Spreads and NPL and coverage ratios (%)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 28, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President